UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 333-178049 and 1-33843 - CF#30746

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Synacor, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 11, 2011 as amended, and a Form 10-Q filed on August 13, 2013.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.13.1	S-1	November 18, 2011	through February 28, 2017
10.13.2	S-1	November 18, 2011	through February 28, 2017
10.1.1	10-Q	August 13, 2013	through February 28, 2017
10.1.2	10-Q	August 13, 2013	through February 28, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary